Veritex Holdings, Inc.

8214 Westchester Drive, Suite 800

Dallas, Texas 75225

January 30, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Veritex Holdings, Inc.

Registration Statement on Form S-4

File No. 333-235987

Filed January 21, 2020

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Veritex Holdings, Inc. hereby respectfully requests that the effective date of the above referenced Registration Statement on Form S-4 be accelerated so that it will become effective at 4:00 p.m., Eastern Time, on February 3, 2020, or as soon as practicable thereafter, unless we or our counsel, Covington & Burling LLP, request by telephone that such Registration Statement be declared effective at some other time.

Please contact Michael P. Reed of Covington & Burling LLP at (202) 662-5988 with any questions you may have regarding this request. In addition, please notify Mr. Reed by telephone when this request for acceleration has been granted.

Thank you for your assistance in this matter.

Respectfully,

Veritex Holdings, Inc.

By:	/s/ Terry S. Earley
Name: Terry S. Earley
Title: Chief Financial Officer

cc: Covington & Burling LLP